Filed by Ad.Venture Partners, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and Deemed
Filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Ad.Venture Partners, Inc.
Commission File No.: 000-51456

Contact: Ilan Slasky
Ad.Venture Partners
212-682-5357
ilan@adventurepartnersinc.com

Ad.Venture Partners, Inc. to Acquire a $300 Million Services Provider in the Media and Communications Industry

All stock transaction; trust account cash to be used for working capital and acquisition purposes

New York - January 29, 2007 -- Ad.Venture Partners, Inc. (the "Company", OTCBB: AVPA.OB, AVPAW.OB, AVPAU.OB) announced today that it has executed a letter of intent to acquire a leading provider of services to the media and communications industry (the "Target"). The Target generated in excess of $300 million in revenue in 2006, is EBITDA positive, and has been rapidly growing.  The Company expects to pay approximately seven times current year EBITDA, which is expected to grow substantially in 2007.

The Company expects the transaction to be structured as an all stock deal with the proceeds in the Company’s trust account, subject to the conversion rights of the Company’s shareholders and less transactional expenses, to be used by the newly formed company for working capital purposes and future acquisitions.  Currently, the Company's trust account has approximately $52 million.

After a definitive agreement is executed, the Company's management intends to purchase up to $7 million of the Company's stock. Any such purchases would be made in accordance with applicable law.

Pursuant to the provisions of its certificate of incorporation, the Company now has until August 28, 2007 to complete its business combination with the Target, having satisfied the criteria for extension set forth in the certificate of incorporation. The Company anticipates signing a definitive agreement relating to its business combination with the Target within the next 30 days.

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Ad.Venture Partners, Inc. is a special purpose acquisition company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more operating businesses in the technology, media or telecommunications industries.

This news release contains forward-looking statements that involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. The letter of intent executed by the Company is non-binding and a definitive agreement with the Target may never be executed or may be executed on terms that are materially different from those set forth in this news release. In addition, management’s actual stock repurchases could be materially less than the aggregate amount disclosed in this news release due to market conditions being unfavorable for stock repurchases or management’s need to use their funds for other purposes. Additional factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated business combination, including the risk that required regulatory clearances or stockholder approvals might not be obtained in a timely manner or at all. In addition, statements in this press release relating to the operational and financial characteristics of the Target are subject to risks relating to the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, the reliance on key customers, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors which the Company expects to describe in the Registration Statement and proxy statements to be filed by the Company with the Securities and Exchange Commission.

If a definitive agreement is executed, the Company would plan to file a Registration Statement on Form S-4 with the Securities and Exchange Commission in connection with the business combination, and the Company would expect to mail a proxy statement to its stockholders containing information about the business combination. Investors and security holders are urged to read the Registration Statement and the proxy statements of the companies carefully when they are available. The Registration Statement and the proxy statements will contain important information about the companies, the business combination and related matters. Once filed, investors and security holders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov.

The Company and its officers and directors may be deemed to be participating in the solicitation of proxies from the Company’s stockholders in favor of the approval of the proposed business combination. Information concerning the Company’s directors and officers is set forth in the publicly filed documents of the Company. Once filed, stockholders would be able to obtain more detailed information regarding the direct and indirect interests of the Company and its directors and officers in the proposed business combination by reading the Registration Statement and proxy statement and other publicly filed documents of the Company regarding the proposed business combination, which the Company expects to file with the Securities and Exchange Commission if a definitive agreement is executed. Prior to filing such documents, stockholders may obtain information regarding the Company's directors and officers and their interests in the Company by reading the Company's publicly filed documents and reports with the Securities and Exchange Commission, including the Company's Form 10-K/A for the year ended March 31, 2006.